UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On December 11, 2018, AC Immune SA (the “Company”) entered into a license and collaboration agreement (the “License Agreement”) with Eli Lilly and Company (“Lilly”) to research and develop Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. Simultaneous with their entry into the License Agreement, the parties entered into a convertible note agreement dated as of the date hereof (the “Convertible Note Agreement”).

Under the License Agreement and the Convertible Note Agreement, the Company may become eligible to receive payments totaling up to approximately CHF1.9 billion, excluding royalties. The License Agreement includes an upfront payment as well as various conditional milestone payments. In addition, the Company will receive royalties on sales of licensed products. The effectiveness of, and any payment to the Company under, the License Agreement is conditioned upon customary antitrust review and the receipt of HSR clearance.

The structure of the License Agreement and Convertible Note Agreement are as follows:

• An upfront payment of CHF80 million by Lilly to the Company, which reflects an upfront cash payment due under the License Agreement, and a payment of $50 million as purchase price for a convertible note (the “Convertible Note”) to be delivered to Lilly under the terms of the Convertible Note Agreement;

• Aggregate development, regulatory and commercial milestone payments of up to CHF1.7 billion; and

• Tiered royalties based on a percentage of net sales from licensed products with the percentage rates in the low double digits.

Under the terms of the License Agreement, the Company will conduct initial Phase 1 development of Tau small molecules. Certain of these development costs will be reimbursable by Lilly pursuant to the License Agreement. Lilly will fund and lead further clinical development and will receive global commercialization rights for Alzheimer’s disease. The Company will retain certain development rights in orphan indications and co-development and co-promotion options in certain indications outside Alzheimer’s disease.

The License Agreement will terminate on the date on which all obligations between the parties with respect to the last payment of royalties for licensed products have passed or expired. Subject to the terms in the License Agreement, Lilly may terminate the License Agreement with three months’ written notice to the Company.

Under the Convertible Note Agreement, the Convertible Note is a senior unsecured obligation of the Company that bears interest at a rate of 0.75% per annum, which may be paid in cash or result in the accretion of the principal amount thereof, at the Company’s election. Subject to the terms and conditions set forth in the Convertible Note Agreement, the Convertible Note will automatically convert into the Company’s common shares on the 90th day after the effective date of the License Agreement, at a conversion price equal to $13.83 per share.

This report on Form 6-K (but not Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-224694), the registration statement on Form F-3 (Registration Number: 333-227016) and the registration statement on Form S-8 (Registration Number: 333-216539) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

		By:	/s/ Joerg Hornstein
			Name:	Joerg Hornstein
			Title:	Chief Financial Officer
Date:	December 12, 2018

Exhibit Index

Exhibit Number	Description
99.1	Press Release dated December 12, 2018